Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

	Year ended December 31
	2003	2002	2001	2000	1999
	(in Millions, Except Ratios)
Earnings:
Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle	$38.0	$86.5	$(472.9)	$158.6	$195.1
Minority interests	2.9	3.4	2.3	4.6	5.1
Undistributed (earnings) losses of affiliates	68.6	(4.7)	(8.6)	(18.5)	(4.0)
Interest expense and amortization of debt discount, fees and expenses	96.1	73.0	61.6	66.6	83.9
Amortization of capitalized interest	3.7	3.3	3.6	3.8	3.3
Interest included in rental expense	5.5	5.3	4.3	5.9	7.2

Total earnings	$214.8	$166.8	$(409.7)	$221.0	$290.6

Fixed charges:
Interest expense and amortization of debt discount, fees and expenses	$96.1	$73.0	$61.6	$66.6	$83.9
Interest capitalized as part of fixed assets	7.6	7.1	9.4	9.0	2.3
Interest included in rental expense	5.5	5.3	4.3	5.9	7.2

Total fixed charges	$109.2	$85.4	$75.3	$81.5	$93.4

Ratio of earnings to fixed charges (1)	2.0	2.0	—	2.7	3.1

(1)	In calculating this ratio, earnings consist of income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle less minority interests, less interest income and interest expense, less amortization expense related to debt discounts, fees and expenses, less amortization of capitalized interest, less interest included in rental expenses (assumed to be one-third of rent) and plus undistributed (earnings) losses of affiliates. Fixed charges consist of interest expense, amortization of debt discounts, fees and expenses, interest capitalized as part of fixed assets and interest included in rental expenses. For the year ended December 31, 2001 earnings did not cover fixed charges, with deficiencies of $331.4 million. The ratio of earnings to fixed charges would have been a negative 5.4x at December 31, 2001.